Exhibit 99.1

Press Release

For immediate release

CHART THE PATH TOWARDS A BRIGHTER FUTURE

Hong Kong July 28, 2023 (GLOBE NEWSWIRE) – CBL International Limited (Nasdaq: BANL) are thrilled to share with you a few milestones we have reached since the beginning of this year, which not only demonstrated CBL’s ability to ramp up its capacity but also our commitments to the sustainable development.

In the second quarter of 2023, we further extended our footholds in Antwerp in Belgium, Istanbul in Turkey, and Yokkaichi in Japan. This strategic move brings CBL’s services to over 40 ports and opens up the European market, providing flexibility to our customers.

This is in line with our expansion plan, as outlined in the prospectus, which aims to increase our presence in the international markets with the objective of maximizing our scale of operations and profitability.

Our accomplishments also include notable sustainable initiatives. In the third quarter of 2023, we collaborated with our business partners to deliver our very first B24 biofuel bunkering order in Hong Kong. This was a significant step towards achieving the 2023 IMO Strategy, which was adopted at the Maritime Environment Protection (MEPC 80) conference.

Chairman and CEO, Mr William Chia said, “We take immense pride in our unwavering commitment to environmental sustainability and our efforts to make a positive impact on the shipping industry in Hong Kong. As part of our ESG initiatives, we are steadfastly devoted to reducing greenhouse gas (GHG) emissions in line with the IMO's targets and have implemented in-house GHG management measures.” To further promote clean energy technology, CBL has obtained ISCC EU and ISCC Plus certificates from Bureau Veritas, which certify its compliance with all necessary requirements and authorize the company to trade biofuel within the supply chain.

Through these efforts, we pledge a continued commitment to promoting sustainable practices within the marine industry as a key player in the sector. We are confident that our progress thus far will continue to bring positive change and yield benefits to our company, our stakeholders, and the environment.

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About CBL International Limited

Established in 2015, CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, an established marine fuel logistic company in Asia Pacific providing customers with one stop solution for vessel refuelling. The main market of Banle Group is the Asia Pacific market with business activities taking place in the major ports of Japan, Korea, China, Hong Kong, Taiwan, Vietnam, Malaysia, Singapore, Thailand, and other countries like Turkey, Belgium.

Forward-Looking Information and Statements

Certain statements in this announcement are forward-looking statements, by their nature, subject to significant risks and uncertainties. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com